CUSIP No. 896263 10 0                                          Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Final Amendment)1

                                 Trimeris, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   896263 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 896263 10 0                                          Page 2 of 5 Pages


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1)   Name of Reporting Person                          Biotechnology
     I.R.S. Identification                             Investments
     No. of Above Person                               Limited
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                             (a) [  ]
     if a Member of a Group                                (b) [  ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                              Guernsey,
     of Organization                                   Channel Islands
--------------------------------------------------------------------------------
Number of                         5)   Sole Voting     470,218 shares
Shares Beneficially                    Power           of Common Stock
Owned by Each
Reporting Person
                                  ----------------------------------------------
                                  6)   Shared Voting
                                       Power                -0-
                                  ----------------------------------------------
                                  7)   Sole Disposi-   470,218 shares
                                       tive Power      of Common Stock
                                  ----------------------------------------------
                                  8)   Shared Dis-
                                       positive Power       -0-
                                  ----------------------------------------------

9)   Aggregate Amount Beneficially                     470,218 shares
     Owned by Each Reporting person                    of Common Stock
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                         4.4%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                            CO

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CUSIP No. 896263 10 0                                          Page 3 of 5 Pages

                         Final Amendment to Schedule 13G
                         -------------------------------

     Reference is hereby made to the statement on Schedule 13G originally filed on February 10, 1998 (the "Schedule 13G"). Terms used in the Schedule 13G are used herein as so defined.

     The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 - Ownership.

         (a) Amount Beneficially Owned:

         470,218 shares of Common Stock

         (b) Percent of Class:

         4.4%

         (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 470,218

         (ii) shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of: 470,218

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 - Ownership of Five Percent or Less of a Class:

     This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

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CUSIP No. 896263 10 0                                          Page 4 of 5 Pages

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              BIOTECHNOLOGY INVESTMENTS LIMITED
                                              By: Old Court Limited


                                              By /s/ Kathleen K. Schoemaker
                                              ----------------------------------
                                                      Attorney-in-Fact

Date: February 2, 1999

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CUSIP No. 896263 10 0                                          Page 5 of 5 Pages


                                OLD COURT LIMITED
                P.O. Box 58, St. Julian's Court, St. Peter Port,
                        Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA297

22 January 1999

Domain Associates
One Palmer Square
Princeton
New Jersey  08542
USA

Dear Sirs

Biotechnology Investments Limited

We, Old Court Limited hereby authorise you to execute on behalf of Old Court Limited, the 1998 Schedule 13G filing in connection with the Trimeris, Inc. holding.

Yours very truly
per pro Old Court Limited

/s/ P.A.S. Firth                        /s/ J.J. Nicolle
--------------------                    --------------------
P.A.S. Firth, Director                  J.J. Nicolle, Director

We confirm that we have authorised Old Court Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

/s/ A.J. Gallienne
----------------------------------------
A.J. Gallienne (Ms), Authorised Signatory